Press Release

[Graphic Omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications


                                                  Date: January 19, 2004
                                  For more information: +31 75 659 57 20

Ahold to sell remaining convenience stores in United States

Zaandam, The Netherlands, January 19, 2004 - Ahold today announced that its U.S. subsidiary Tops Markets LLC ("Tops") intends to divest its chain of 204 convenience stores. These are Ahold's remaining convenience stores in the United States. The stores operate under the banners of Wilson Farms Neighborhood Food Stores (127), Sugarcreek Stores (67) and Tops Xpress (10).

The intended divestment of the Tops' convenience stores is part of Ahold's strategic plan to restructure its portfolio in order to focus on core food businesses. Ahold has not set a time frame for the completion of this divestment. Ahold has retained investment banking firm William Blair & Company, LLC (Chicago, Illinois) to assist with the divestment.

Wilson Farms, a division of Tops Markets since 1969, operates convenience stores in Western and Central New York. The Sugarcreek convenience stores, all offering gasoline, were acquired by Tops in 2000 and are located in Central and Northern New York. The convenience stores are situated along major highways and in rural areas. Tops Xpress are convenience stores offering gasoline in Northern New York. Together, the convenience stores employ nearly 2,100 associates, including store associates, field specialists and operations support.

Ahold Corporate Communications: +31.75.659.57.20


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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered Ly the safe harbors created thereby. These forward-looking statements include statements as to Ahold's intention to divest its remaining convenience stores in the United States. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Such factors include, but are not limited to, Ahold's ability to find buyers for the convenience stores on terms that are acceptable to Ahold and the effect of general economic conditions. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold"or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold.com